Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


               NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR
                        INTO AUSTRALIA, CANADA OR JAPAN

                                                                24 December 2001


 CARNIVAL CORPORATION ("CARNIVAL") OFFER FOR P&O PRINCESS CRUISES PLC
                                ("P&O PRINCESS")
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                   Carnival begins US antitrust review process


Carnival announces that on 21 December 2001 it made the necessary antitrust filings under the Hart-Scott-Rodino Act with US antitrust authorities in relation to its Offer for P&O Princess. Carnival had previously been in communication with the Federal Trade Commission (the "FTC") and has been providing information to assist the FTC in its investigation.

ENQUIRIES:

CARNIVAL                                             Telephone: +1 305 599 2600
Micky Arison
Howard Frank

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or becomes the owner or controller, directly or indirectly of 1% or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of this Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances, or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew;changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.